UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a) Under the Securities Exchange Act of 1934

(Amendment No. 7)

Park-Ohio Holdings Corp.
(Name of Issuer)

Common Stock, par value $1.00 per Share
(Title of Class of Securities)

700666100
(CUSIP Number)

Edward F. Crawford
c/o Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, Ohio 44124
(440) 947-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5)

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1	NAMES OF REPORTING PERSONS Edward F. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 865,348
	8	SHARED VOTING POWER 222,251
	9	SOLE DISPOSITIVE POWER 865,348
	10	SHARED DISPOSITIVE POWER 222,251
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,599
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(1)
14	TYPE OF REPORTING PERSON IN
(1) Based on 13,180,028 shares of common stock, par value $1.00 per share, outstanding, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed August 8, 2024.

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Explanatory Note
This Amendment No. 7 to the statement on Schedule 13D (this “Amendment”) amends Items 2, 3 and 5 of the Schedule 13D originally filed with the Securities and Exchange Commission on June 18, 1992, as amended by Amendment No. 1 filed on October 27, 1993, Amendment No. 2 filed on January 13, 1995, Amendment No. 3 filed on May 8, 1995, Amendment No. 4 filed on October 15, 2004, Amendment No. 5 filed on October 10, 2006 and Amendment No. 6 filed on June 2, 2021 (as so amended prior to the date hereof, the “Original Schedule 13D” and, as so amended, including by this Amendment, the “Schedule 13D”)), which relates to the common stock (the “Common Stock”) of Park-Ohio Holdings Corp. (the “Issuer”), an Ohio corporation. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.
Item 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety to read as follows:
(a)This Schedule 13D is being filed by Edward F. Crawford (the “Reporting Person”).
(b)The business address of the Reporting Person is 6065 Parkland Boulevard, Cleveland, Ohio 44124.
(c)The Reporting Person was elected to the Boards of Directors of the Issuer and its principal operating subsidiary, Park-Ohio Industries, Inc. (“Industries”), effective April 1, 2021. The Reporting Person returned to the Board of Directors of the Issuer after serving nearly two years as the U.S. Ambassador to Ireland.
(d)Within the last five years, the Reporting Person has not been convicted in any criminal proceedings.
(e)Within the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety to read as follows:
On August 26, 2024, the Issuer agreed to issue and sell 99,075 shares of Common Stock (the “Shares”) at a price of $30.28 per share, pursuant to a Stock Purchase Agreement, dated August 26, 2024, between the Issuer and Crawford Capital Enterprises, LLC. The Issuer completed the issuance and sale of the Shares on August 27, 2024. The Shares were issued and sold on a private offering basis in reliance on an exemption from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof and/or Rule 506 of Regulation D thereunder. The Reporting Person acquired indirect ownership of 99,075 Shares purchased with funds of an affiliate, Crawford Capital Enterprises, LLC.
The Reporting Person is a long-time shareholder of the Issuer and acquired beneficial ownership of his shares of Common Stock, among other means, in connection with investments in other companies, through open-market purchases and direct purchases from the Issuer and as equity compensation for services provided by the Reporting Person to the Issuer and Industries, including as their former Chairman and Chief Executive Officer.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a)The Reporting Person directly beneficially owns 766,273 shares of Common Stock. The Reporting Person may also be deemed to beneficially own: (i) 22,500 shares of Common Stock owned by L’Accent de Provence of which the Reporting Person is

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President and owner of 25% of its capital stock; (ii) 10,650 shares of Common Stock owned by the Reporting Person’s wife as to which the Reporting Person disclaims beneficial ownership; and (iii) 99,075 shares of Common Stock owned by Crawford Capital Enterprises, LLC by virtue of his status as the manager of such limited liability company. Additionally, the Reporting Person may be deemed to beneficially own, along with his son, Matthew V. Crawford: (i) 136,000 shares of Common Stock held by a charitable foundation; (ii) 11,700 shares of Common Stock owned by Crawford Capital Company by virtue of his status as a significant shareholder of such company; and (iii) 41,401 shares of Common Stock owned by First Francis Company, Inc. by virtue of his status as a significant shareholder of such company. As of the date hereof, the Reporting Person is deemed to beneficially own 8.3% (based on 13,180,028 shares of Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed August 8, 2024), or 1,087,599 shares, of Common Stock of the Issuer.
(b)The Reporting Person has sole voting and investment power with respect to the 766,273 shares of Common Stock that he directly beneficially owns and 99,075 shares of Common Stock owned by Crawford Capital Enterprises, LLC. The Reporting Person has shared voting and investment power with respect to 22,500 shares of Common Stock owned by L’Accent de Provence, 10,650 shares of Common Stock owned by the Reporting Person’s wife as to which the Reporting Person disclaims beneficial ownership, 136,000 shares of Common Stock held by a charitable foundation, 11,700 shares of Common Stock owned by Crawford Capital Company and 41,401 shares of Common Stock owned by First Francis Company, Inc.
(c)The following transactions in the shares of Common Stock were effected by the Reporting Person during the past 60 days:
The information in Item 3 above with respect to the Shares is incorporated by reference into this Item 5(c).
(d)Not applicable.
(e)Not applicable.

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2024	By:	/s/ Edward F. Crawford
Name: Edward F. Crawford